UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: November 18, 2009
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On November 18, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Announces Positive Metallurgical Test Results From Its Butte Highlands Gold Project." A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated November 18, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy

Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

Date: November 18, 2009

EXHIBIT INDEX

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated November 18, 2009.

Exhibit 99.1

PRESS RELEASE

Timberline Announces Positive Metallurgical Test Results From Its Butte Highlands Gold Project

November 18, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") announced today that it has received positive results from recent metallurgical testing performed on mineralized material at its Butte Highlands Gold Project joint venture.

Tests using grinding and cyanide leaching processes resulted in gold recoveries of over 92% on very coarsely ground ore, with recovery percentages increasing to over 96% of the gold for finely ground ore.

Paul Dircksen, Timberline's Chairman and Vice President of Exploration, oversaw the testing and commented, "We are very pleased with the outcomes of our metallurgical testing from Butte Highlands material. The cyanide leaching recoveries exceeded the estimated recovery figures we had used in our preliminary economic analyses. By performing tests under a number of different processing scenarios, the resulting data will help us determine the optimal methods for gold recovery. The results indicate that cyanide leaching gave us the best recovery, and while the recovery percentage of gold extracted increased as the grind fineness was increased, it is not as grind-sensitive as many gold ores. These results will allow us greater flexibility in our further evaluation of area mills and other milling alternatives. Progress is going as expected on our underground development at Butte Highlands, and the timing of the receipt of these results fits very well into our overall timeline for the project."

As part of its scoping study, Timberline retained Dawson Metallurgical Laboratories in Salt Lake City to perform a comprehensive suite of metallurgical tests to evaluate the recovery of gold from the Butte Highlands Gold Project mineralized material. Tests included:
- Bond ball mill work index determination
- Gravity recoverable gold determination
- Cyanide leach tests on whole material to determine the effect of grind fineness on gold extraction
- Bulk sulfide flotation for gold recovery at a coarse and a find grind size
- Gravity concentration of leach residue from a leach on coarsely ground material to recover un-leached gold.

A leach procedure was evaluated consisting of coarse grinding and leaching, followed by gravity concentration of the leach residue, fine re-grind and re-leach of the gravity concentrate. This method was designed to simulate a potential process in use at some area mills, and which could be used on the Butte Highlands ore, the advantage being that only a fraction of the ore would require fine grinding. With this process, gold extraction improved by 2 percentage points, from 92 to 94% on coarsely ground ore.

Timberline continues to post additional information and photos on the company's web site at www.timberline-resources.com.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: an underground mine with upcoming gold production, exploration, and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project where development commenced in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859